                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of July 2001
                                            ---------

                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F_____

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes_____ No |X|

         THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

[PGS Logo]                                                              EARNINGS
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                        July 25, 2001
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
ERIK HOKHOLT, Director European IR
PHONE:  +47 67 52 64 00

                         PETROLEUM GEO-SERVICES RELEASES
                           SECOND QUARTER 2001 RESULTS

FINANCIAL HIGHLIGHTS

    o Second quarter revenue increases by 23% over the 2001 first quarter and by 9% over the 2000 second quarter; revenue for the six months ended June 30, 2001 increases by 4% over the prior year period

    o Second quarter Geophysical Operations revenue increases by 26% over the 2001 first quarter and by 19% over the 2000 second quarter; second quarter Geophysical Operations revenue of $146.8 million is at the highest quarterly level since the $163.1 million historical peak of the 1998 third quarter

    o Second quarter Production Operations revenue increases by 19% over the 2001 first quarter, but decreases by 2% from the 2000 second quarter as a result of vessel upgrades

    o Second quarter operating profit margin increases by 16% over the 2001 first quarter, but declines by 27% from the 2000 second quarter primarily as a result of increased amortization on multi-client seismic sales

    o Second quarter diluted earnings per share is $0.10, compared to $0.04 for the 2001 first quarter (before unusual items and the resolution of various tax contingencies)

    o PGS' multi-client library activity generates $12.6 million in net cash flow

    o PGS receives $239.3 million in proceeds from its limited recourse asset securitization of a portion of its multi-client data

OPERATING HIGHLIGHTS

    o PGS begins a technologically significant single-source streamer contract survey in the North Sea, deploying a record-breaking 16-streamer configuration--the survey exploits PGS' unique ability to utilize massive streamer spreads in order to develop premium, high-density seismic data for the growing single-source market

    o PGS secures a large proprietary seismic contract--consisting of several separate projects--offshore Canada, capturing a significant portion of that area's renewed marine seismic activity

    o    PGS attains its largest marine seismic contract backlog since 1997

    o PGS completes the complex Keathly Canyon pre-stack depth migration processing project in time for the Gulf of Mexico's August lease sale

    o Ramform Banff operates for the entire second quarter with less than 1% average downtime o Petrojarl Foinaven undergoes approximately three weeks of planned downtime in order to increase its production capacity

    o Petrojarl 1 completes its class work and topsides modifications in preparation for the start of production on the Glitne field--first oil is expected within the next few weeks

--------------------------------------------------------------------------------

    o PGS Production is conducting several North Sea feasibility studies related to the follow-on deployment of the Petrojarl Varg beyond the existing minimum three-year contract period (expiring in June 2002)

         HOUSTON, TEXAS; OSLO, NORWAY; JULY 25, 2001: -- Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today second quarter revenue of $257.7 million, which was 9% greater than second quarter 2000 revenue despite the loss of Production Operations revenue due to maintenance and upgrade work being performed on both Petrojarl I and Petrojarl Foinaven. PGS' revenue mix of Geophysical Operations and Production Operations for the 2001 second quarter was 57% and 43%, respectively, compared to 52% and 48%, respectively, for the 2000 second quarter. This revenue mix reflected the slight reduction in Production Operations revenue and a significant increase in Geophysical Operations revenue compared to the 2000 second quarter. Compared to the 2001 first quarter, revenue from the second quarter increased by 23%. Generally, year-to-date 2001 revenue, operating profit and operating profit margin were negatively impacted by the suspension of production on three FPSOs while they underwent significant upgrades--the Ramform Banff for most of the first quarter, the Petrojarl I for the entire period and Petrojarl Foinaven for the latter part of June.

         For the six months ended June 30, 2001, revenue of $467.1 million was 4% greater than revenue for the comparable prior year period. PGS' revenue mix of Geophysical Operations and Production Operations for the six months ended June 30, 2001 was 56% and 44%, respectively; the revenue mix for the comparable prior year period was approximately the same. Again, the revenue mix reflected a significant increase in Geophysical Operations revenue and Production Operations' temporary reduction in revenue associated with the aforementioned FPSOs.

         Second quarter operating profit was $34.9 million, which was 17% lower than operating profit for the 2000 second quarter. However, compared to the 2001 first quarter (before unusual items), second quarter operating profit was up by 37%. Second quarter operating profit margin was 14%; although this margin was down from the 18% operating profit margin for the 2000 second quarter, it has steadily increased from 11% and 12% in the 2000 fourth and 2001 first quarters (before unusual items), respectively. These steadily improving operating profit margins reflected the strengthening of Geophysical Operations, particularly contract seismic operations and increased multi-client sales.

         For the six months ended June 30, 2001, operating profit (before unusual items) of $60.4 million was 13% lower than operating profit for the comparable prior year period and carried a 13% margin, compared to a 15% operating profit margin for the six months ended June 30, 2000. The operating profit deterioration primarily reflected Production Operations' temporary reduction in activity due to the upgrade work on the aforementioned FPSOs.

         Second quarter net income was $10.0 million, compared to $14.3 million of net income for the 2000 second quarter. Compared to net income for the 2001 first quarter (before unusual items and the resolution of various tax contingencies), second quarter net income was greater by 159%. Second quarter diluted earnings per share were $0.10, compared to $0.04 for the 2001 first quarter (before unusual items) and $0.14 for the 2000 second quarter. Net income for the six months ended June 30, 2001 was $115.3 million; net income before unusual items and the resolution of various tax contingencies for this period was $13.9 million, 34% less than net income for the six months ended June 30, 2000. Diluted earnings per share for the six months ended June 30, 2001 (before unusual items and the resolution of various tax contingencies) was $0.14, compared to $0.20 for the six months ended June 30, 2000.

--------------------------------------------------------------------------------

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "With the second quarter bringing in the highest level of Geophysical Operations revenue since our historical peak in the third quarter of 1998--and with further improvements anticipated in the third quarter--we are demonstrating that our efforts to re-focus our organization on its core competencies are succeeding. The technological achievements related to our high-density single-source Ramform operations give us a significant advantage in this growing market. We are pleased to note that the increase in our Geophysical Operations revenue was not generated solely by our traditional marine seismic operations; revenue from our land seismic operations for the six months ended June 30, 2001 was higher than the revenue for any full year period since we began these operations.

         He added, "We look forward to a significant increase in our Production Operations revenue beginning in the third quarter, as Petrojarl I (which suspended operations in November 2000 to undergo a major upgrade) will be operational and Petrojarl Foinaven resumes full operations with expanded production capacity. Ramform Banff's operational performance since its upgrade has re-established the FPSO's credibility in the marketplace and should allow it to remain employed in the North Sea for many more years. Once the Petrojarl I resumes production, all of PGS' FPSO's will be operational and generating significant free cash flow."

         Michaelsen went on to say, "During the second quarter, we continued our debt reduction program and moved closer to completing the sale of our Atlantis subsidiary. Operationally, we shifted our focus from additional multi-client seismic acquisition to the expanding contract seismic market. These initiatives should progress even further during the third quarter."

REVIEW OF GEOPHYSICAL OPERATIONS

         For the second quarter, PGS' Geophysical Operations revenue totaled $146.8 million, which was 26% and 19% greater than Geophysical Operations revenue for the 2001 first quarter and the 2000 second quarter, respectively. The Geophysical Operations revenue increases over both comparable periods were primarily attributable to increases in contract seismic revenue (a 68% increase between the first and second quarters of 2001 and a 56% increase between the second quarters of 2001 and 2000). While the level of contract seismic activity is traditionally stronger in the second quarter than in the first quarter, the significant increase in contract seismic activity between the second quarters of 2001 and 2000 provides evidence that Geophysical Operations continues to recover from the protracted downturn which began in 1999.

         Multi-client seismic revenue for the second quarter was $62.4 million, which was 6% and 2% greater than multi-client seismic revenue for the 2001 first quarter and the 2000 second quarter, respectively. This growth in multi-client seismic revenue reflected an increasing level of sales from the existing library (i.e., late sales) and a reduction in prefunding revenue associated with the lower levels of multi-client investment. This multi-client trend is expected to continue. Multi-client seismic revenue for the second quarter carried an average amortization rate of 64%, compared to 67% for the 2001 first quarter and 57% for the 2000 second quarter.

         Second quarter operating profit from Geophysical Operations was $14.7 million. This level of operating profit was 105% greater than Geophysical Operations operating profit for the 2001 first quarter (before unusual items) and was equivalent to Geophysical Operations operating profit for the 2000 second quarter. Geophysical Operations operating profit margin for the second quarter was 10%, compared to 6% for the 2001 first quarter (before unusual items) and 12% for the 2000 second quarter. The increase in Geophysical Operations operating profit and operating profit margin

--------------------------------------------------------------------------------
                                                                          Page 3
between the first and second quarters of 2001 was primarily attributable to the recovery in contract seismic activity and increased multi-client sales. The slight decrease in Geophysical Operations operating profit margin between the 2001 and 2000 second quarters was primarily attributable to the multi-client amortization rate increase.

         For the six months ended June 30, 2001, PGS' Geophysical Operations revenue totaled $262.9 million, which was 17% greater than revenue for the prior year period, primarily due to increased contract seismic revenue (increased by 52%). Multi-client seismic revenue for the period was $121.6 million, which was 3% greater than multi-client seismic revenue for the comparable prior year period despite lower levels of prefunding revenue on new surveys resulting from a significant reduction in multi-client investment. Multi-client seismic revenue for the six months ended June 30, 2001 carried an average amortization rate of 65%, compared to 57% for the six months ended June 30, 2000. Total operating profit for the six months ended June 30, 2001 was $21.9 million, which was 4% greater than operating profit for the comparable prior year period. Operating profit margin for the six months ended June 30, 2001 was 8%, compared to 9% for the six months ended June 30, 2000, reflecting the higher multi-client amortization rate.

REVIEW OF PRODUCTION OPERATIONS

         For the second quarter, Production Operations revenue totaled $110.9 million, which was 19% greater than revenue for the 2001 first quarter, but 2% less than revenue for the 2000 second quarter. For the six months ended June 30, 2001, Production Operations revenue totaled $204.2 million, which was 9% less than revenue from the comparable prior year period. The revenue increase between the 2001 first and second quarters was attributable to Ramform Banff. The revenue decreases from the comparable 2000 periods reflect the progress of the various FPSO upgrades during 2001: Ramform Banff underwent a performance upgrade in the 2000 fourth quarter which was completed at the end of the 2001 first quarter; Petrojarl I suspended operations in the 2000 fourth quarter for a process capability upgrade (and regular class work maintenance) which was completed in July 2001; and Petrojarl Foinaven incurred planned downtime during the 2001 second quarter for a production capacity upgrade.

         Second quarter operating profit from Production Operations was $20.2 million, which was 10% greater than operating profit for the 2001 first quarter (before unusual items) and 26% less than operating profit for the 2000 second quarter. Production Operations operating profit margin for the second quarter was 18%, compared to 20% for the 2001 first quarter (before unusual items) and 24% for the 2000 second quarter. The decrease in Production Operations operating profit margin between the 2001 first and second quarters reflected the temporary suspension of production from the highly profitable Petrojarl Foinaven. The Production Operations operating profit and operating profit margin decreases between the 2001 and 2000 second quarters reflected the maintenance/upgrade status of both Petrojarl Foinaven and Petrojarl I.

         Production Operations operating profit for the six months ended June 30, 2001 was $38.6 million, which was 20% less than operating profit for the comparable prior year period. Production Operations operating profit margin for the period was 19%, compared to 21% for the six months ended June 30, 2000. Again, the decreases in Production Operations operating profit and operating profit margin between the 2001 and 2000 periods reflected the fact that during the 2001 period Petrojarl I was in dry-dock for the full six months, Ramform Banff was in dry-dock for approximately three months and Petrojarl Foinaven's production was temporarily suspended during the 2001 second quarter.

--------------------------------------------------------------------------------
                                                                          Page 4

OUTLOOK

         The market for PGS' services is largely driven by international exploration and production spending by the large independent, major, super-major, and national oil companies. This group of customers has been in the consolidation mode for several years and, until recently, had not begun to increase their exploration and production spending levels in the international arena. Much of their exploration and production spending increases during the year 2000 were focused on the North American natural gas market. However, many of PGS' customers are now focusing on many international exploration and production opportunities. As a result of this shift in focus, PGS has experienced a strong increase in geophysical activity worldwide, especially activity related to proprietary contract geophysical seismic surveys around existing and mature reservoirs. This type of reservoir seismic survey requires new technologies and higher-density acquisition techniques than those available from most seismic contractors. PGS believes it has developed several technologies that have provided and will continue to provide a significant advantage in the marketplace.

         Based upon the current market conditions and multi-client sales forecasts, PGS expects to earn (before unusual items) between $0.40 and $0.50 in earnings per share during the second half of 2001, with roughly 60% of those earnings per share occurring in the fourth quarter, which should yield full-year earnings in line with current consensus analyst estimates.

IMPACT OF RECENTLY ADOPTED ACCOUNTING PRINCIPLES (SFAS 133)

         Like many international companies, PGS has periodically entered into various economic hedge positions in order to protect itself from foreign exchange volatility.

         PGS' primary functional currency and its reporting currency are both the US dollar (USD) and most of its debt is denominated in USD. Consequently, PGS is not exposed to large gains or losses from changes in the USD/Norwegian kroner (NOK) exchange rate. However, when PGS' USD denominated debt is converted into NOK for Norwegian tax return purposes, unrealized translation gains and losses associated with the USD denominated debt are taxable and deductible in Norway.

         In order to mitigate this tax exposure, PGS entered into economic hedging agreements during 1998 and 1999. Effective January 1, 2001, PGS was required to adopt the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and, under the strict interpretations of this accounting standard, the non-cash charges and any future gains associated with these hedging instruments have been and will be recorded in PGS' income statement.

         In the first and second quarters of 2001, approximately $5 million and $3 million, respectively, of net expense associated with these hedging instruments was recorded in the income statement; the expense was recorded as tax expense (offsetting a larger tax benefit from continuing operations) since it is a tax exposure that is being hedged. Historically, the effects of these hedging instruments have not been identified as "non-operating" charges in PGS' income statement; however, in future interim quarterly reports, PGS intends to report any such losses or gains as "non-operating items" as a result of the volatility in the currency markets.

--------------------------------------------------------------------------------

         PGS' earnings guidance provided in this press release is based on projected earnings from continuing operations, including currently generated tax benefits, and does not include potential hedging losses or gains, since they can fluctuate unpredictably.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' second quarter earnings conference call is scheduled for July 25, 2001 at 9:30 a.m. Eastern Time. Interested parties may listen to the conference call on Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the live, listen only audio webcast of the conference call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:30 a.m. Eastern Time on the day of the call through August 1, 2001 at +1-800-839-2338 or +1-402-998-1081 for international callers (Passcode: "PGS Conference Call").

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically-focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' PetroTracTM suite of advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

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                                                                          Page 6

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations (1)

===============================================================================================================================
                                                      Quarter ended                  Six months ended             Year ended
                                                         June 30,                        June 30,                December 31,
(In thousands of dollars,                      --------------------------        -------------------------      ---------------
except for share data)                                2001           2000              2001           2000              2000
===============================================================================================================================

Revenue                                        $   257,653    $   236,389       $   467,068     $  449,119        $  906,233
-------------------------------------------------------------------------------------------------------------------------------

Cost of sales                                      130,327        104,743           231,510        207,455           423,121
Depreciation and amortization                       73,156         68,046           134,954        129,686           258,484
Research and technology costs                        1,435          2,614             2,191          5,271             6,677
Selling, general and administrative costs           17,824         18,928            37,965         37,508            75,938
Unusual items, net(2)(3)                                --             --          (101,451)            --           365,780
-------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                      222,742        194,331           305,169        379,920         1,130,000
-------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                             34,911         42,058           161,899         69,199          (223,767)
Financial expense, net(4)                          (29,514)       (33,257)          (52,480)       (63,194)         (122,933)
Income from equity investments                         815            241               867            383            61,151
Other income, net                                      323          2,120              (547)         4,789            28,583
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    6,535         11,162           109,739         11,177          (256,966)
Provision (benefit) for income taxes                (3,487)        (3,114)           (5,597)        (9,758)          (69,392)
-------------------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                         $    10,022    $    14,276       $   115,336      $  20,935        $ (187,574)
===============================================================================================================================

Basic earnings (loss) per share                $      0.10    $      0.14       $      1.13      $    0.21        $    (1.84)
===============================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE              $      0.10    $      0.14       $      1.13      $    0.20        $    (1.84)
===============================================================================================================================

Basic shares outstanding                       102,359,591    101,879,153       102,353,789    101,758,404       102,020,830
-------------------------------------------------------------------------------------------------------------------------------
Diluted shares outstanding                     102,420,595    103,462,345       102,391,376    103,079,705       102,020,830
===============================================================================================================================

NOTES:
(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(2) Unusual items, net for the year ended December 31, 2000 includes the following impairment charges: $166.5 related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts.

(3) Unusual items, net for the six months ended June 30, 2001 includes a $111.9 million after-tax gain related to the sale of PGS' global Petrobank data management business and related software to Halliburton and the successful resolution of various tax contingencies. These gains were partially offset by $10.4 million in after-tax charges related to reorganization costs, including severance for the departure of several members of management during the period and the expected cost of the resolution of various pending litigation matters.

(4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Financial expense, net for the quarters ended June 30, 2001 and 2000, the six months ended June 30, 2001 and 2000 and the year ended December 31, 2000 includes $3.7 million, $7.5 million and $14.8 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2000, the trust held $148.2 million principal amount of such debentures.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets (1)


==========================================================================================================
                                                                                June 30,     December 31,
(In thousands of dollars, except for share data)                                    2001             2000
==========================================================================================================
 ASSETS
 Cash and cash equivalents                                                   $   116,544      $   145,215
 Accounts receivable, net                                                        289,351          245,200
 Other current assets                                                            104,855           88,360
----------------------------------------------------------------------------------------------------------
      Total current assets                                                       510,750          478,775
 Multi-client library, net                                                       918,014          847,102
 Property and equipment, net                                                   2,446,336        2,378,500
 Goodwill and other long-term assets, net                                        574,653          578,134
----------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                           $ 4,449,753      $ 4,282,511
==========================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                              $   244,571      $    23,892
 Accounts payable and accrued expenses                                           303,606          299,102
 Income taxes payable                                                             29,510           77,464
----------------------------------------------------------------------------------------------------------
      Total current liabilities                                                  577,687          400,458
 Long-term debt and capital lease obligations                                  1,804,580        2,171,981
 Other long-term liabilities                                                      77,605           78,471
 Deferred income taxes                                                           126,895           96,260
----------------------------------------------------------------------------------------------------------
      Total liabilities                                                        2,586,767        2,747,170
----------------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                           140,544          140,050
 Mandatorily redeemable cumulative preferred stock of subsidiary                 214,596             -
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding
          102,380,987 and 102,347,987 shares at June 30, 2001 and
          December 31, 2000, respectively                                         70,560           70,542

      Additional paid-in capital                                               1,216,044        1,215,884

      Retained earnings                                                          255,147          139,811

      Accumulated other comprehensive loss                                       (33,905)         (30,946)
----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                               1,507,846        1,395,291
----------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 4,449,753      $ 4,282,511
==========================================================================================================

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)

==================================================================================================================================
                                                              Quarter ended                Six months ended            Year ended
                                                                 June 30,                       June 30,              December 31,
                                                          ------------------------      -----------------------      -------------
(In thousands of dollars)                                    2001          2000           2001           2000            2000
==================================================================================================================================
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                   $  10,022      $  14,276      $  115,336      $  20,935     $ (187,574)
      Adjustments to reconcile net income (loss)
          to net cash provided by operating activities:
          Depreciation and amortization charged to
             expense                                         73,156         68,046         134,954        129,686         258,484
          Non-cash unusual items and gain on sale of
             subsidiary, net                                      -              -        (122,351)             -         197,331
          Provision (benefit) for deferred income
             taxes                                           (3,487)        (3,114)         13,708         (9,758)        (15,443)
          Working capital changes and other items           (83,562)       (98,447)        (62,535)      (103,983)        (77,275)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating
          activities                                         (3,871)       (19,239)         79,112         36,880         175,523
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                    (49,829)       (61,531)       (125,125)      (133,426)       (270,241)
      Capital expenditures                                  (61,402)       (14,832)       (169,685)       (34,924)       (126,883)
      Sale of investment in affiliated company                    -              -               -              -         150,508
      Sale of subsidiary                                          -              -         175,000              -               -
      Other items, net                                       (2,792)        (4,137)         (4,060)        (6,872)        (12,086)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) investing activities              (114,023)       (80,500)       (123,870)      (175,222)       (258,702)
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                -              -               -        223,845         223,845
      Net proceeds from issuance of preferred
          securities of subsidiary                          239,271              -         239,271              -               -
      Redemption of preferred securities
          of subsidiary                                     (27,360)             -         (27,360)             -               -
      Net (decrease) increase in revolving and
          short-term debt                                   (80,883)        95,996        (138,726)       (83,913)        (34,409)
      Other items, net                                      (30,920)       (11,285)        (56,926)       (15,360)        (23,865)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities             100,108         84,711          16,259        124,572         165,571
----------------------------------------------------------------------------------------------------------------------------------
      Effect of exchange rate changes in cash and
          cash equivalents                                      (41)           (86)           (172)          (155)           (221)
      Net (decrease) increase in cash and cash
          equivalents                                       (17,827)       (15,114)        (28,671)       (13,925)         82,171
      Cash and cash equivalents at beginning
          of period                                         134,371         64,233         145,215         63,044          63,044
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 CASH AND CASH EQUIVALENTS AT END OF PERIOD               $ 116,544      $  49,119       $ 116,544      $  49,119       $ 145,215
==================================================================================================================================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PETROLEUM GEO-SERVICES ASA
                                    --------------------------
                                           (Registrant)


                                    By:       /s/ William E. Harlan
                                        ----------------------------------------
                                                  William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                   and Controller


Date: July 27, 2001